Exhibit-99.1

For immediate release
November 3, 2006
Petro-Canada Pumps $13 Million Into Olympic Coach and Athlete Funding

Petro-Canada (TSX: PCA, NYSE: PCZ) Vancouver, BC - Petro-Canada today announced it is continuing its 18-year legacy of supporting Canadian athletes and coaches and is revamping its historic Olympic Torch Scholarship Fund, distributing $13 million for the development of future Olympians and Paralympians.

Today’s funding announcement includes investment in three key initiatives:
o	$3 million contribution to Own the Podium 2010, the new national sport initiative designed to help Canada’s winter sports achieve medal success in Vancouver;
o	$7 million plus to preserve Petro-Canada’s legacy of athlete and coach funding for the long-term, beyond the current sponsorship period ending in 2012; and,
o	$2.8 million for the creation of an exciting new support program called Fuelling Athletes and Coaching Excellence (FACE).

The FACE program will help fund 50 pairs of Olympic and Paralympic athletes and coaches annually who are aiming to achieve national carded status and ultimately compete at a world-class level. Athletes and coaches will both receive $4,000 each in funding to continue training and help develop their coaching skills.

“Petro-Canada has entered a new era of athlete development as National Partner with the 2010 Vancouver Organizing Committee and the Olympic and Paralympic Teams,” said Ron Brenneman, president and chief executive officer, Petro-Canada. “We are proud to continue our legacy of athletic support and help fuel the dreams of Canadian Olympic and Paralympic athletes and coaches for years to come.”

Petro-Canada announced its increased funding following a year of work with representatives from its sport partners, including the Canadian Olympic and Paralympic Committees, the Coaching Association of Canada as well as individual athletes and coaches.

“This dynamic new program provides much needed funding not only to pre-carded national athletes, but their coaches as well,” said Chris Rudge, chief executive officer of the Canadian Olympic Committee. “By helping both parts of the athletic team, Petro-Canada is providing the necessary assistance for these groups of up-and-comers to be successful at future Games.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:
Media & general inquiries:
Allyson Zarowny
Corporate Communications
Petro-Canada (Calgary)
Tel: (403) 296-4607